SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2003

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2003 and 2002 and for the

year ended December 31, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1: DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. The Companies’ and employee contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Company’s common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan. The Companies have adopted the American Institute of Certified Public Accountants Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first month in which the employee has completed one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Executive Vice President of the Human Resources Division or by the Board of Directors of Wachovia Corporation, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s base compensation. Beginning in 1999, the first one percent of the employer’s contribution was made in Wachovia Corporation common stock. Participants are fully vested in their entire account balances at all times.

Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Benefits Committee (the “Committee”). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.

Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant’s account balance must begin at age 70 1/2.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PARTICIPANT DIRECTED

In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2003 and 2002, are presented below.

Stable Fund

This fund invests in a diversified portfolio of high quality securities, primarily consisting of Guaranteed Investment Contracts (“GICs”), collateralized synthetic GIC contracts and cash equivalents. Target duration is 1.5 years to 3.0 years. Its investment objective is preservation of principal with stable market value.

Evergreen U.S. Government Fund

This fund invests primarily in U.S. Treasury securities and other securities issued by the U.S. government, its agencies or instrumentalities. Its investment objective is a high level of current income with stability of principal.

Evergreen Growth Fund

This fund invests primarily in common stocks of small to medium-sized companies which management believes are demonstrating strong and consistent earnings growth not fully recognized in their stock price. Its investment objective is long-term capital growth.

Enhanced Stock Market Fund

This fund uses a diversified equity strategy that invests in both value and growth oriented companies. The fund’s portfolio sector and industry weights reflect those in the S&P 500 Index. Its investment objective is to achieve a total rate of return which closely tracks the return of the S&P 500 Index over time.

American Europacific Growth Fund

This fund invests in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The fund invests primarily in common and preferred stocks, convertible securities, American Depositary Receipts, European Depositary Receipts, bonds and cash. Its investment objective is long-term capital growth.

Dodge and Cox Balanced Fund

This fund invests in equities that management believes to be temporarily undervalued by the stock market but that have a favorable outlook for long-term growth. The fund also invests in a diversified portfolio of investment grade fixed-income securities, such as U.S. government obligations, mortgage and asset-backed securities, and corporate bonds. Its investment objective is regular income and conservation of principal.

Dodge and Cox Stock Fund

This fund invests primarily in a broadly diversified portfolio of common stocks. The fund consists of stocks that management believes are temporarily undervalued but have a favorable outlook for long-term growth. Its investment objective is long-term growth of principal and income.

Montag and Caldwell Growth Fund

This fund invests in equity securities management believes are undervalued based on the issuer’s estimated earning power and ability to produce strong earnings growth over the next twelve to eighteen months. Its investment objective is long-term capital appreciation.

Evergreen Core Bond Fund

This fund invests at least 80 percent of its assets in U.S. dollar-denominated investment grade debt securities. The fund seeks to maximize total return through a combination of current income and capital growth.

Evergreen Special Value Fund

This fund invests primarily in common stocks of small U.S. companies. Management looks for significantly undervalued companies that they believe have the potential for above-average appreciation potential with below average risk. The fund seeks to produce growth of capital.

Hartford Midcap Fund

This fund invests primarily in stocks selected on the basis of potential for capital appreciation. Under normal circumstances, the fund invests at least 80 percent of its assets in common stock of mid-capitalization companies. The fund seeks long-term growth of capital.

Wachovia Stock Non-ESOP

Only participants employed by a business entity not taxable as a corporation, such as the employees of Wachovia Securities LLC, may invest in this fund. This fund’s objective is long-term capital appreciation. The fund seeks to achieve its objective through investments in Wachovia Corporation common stock.

Wachovia Corporation Common Stock Fund

This fund invests primarily in Wachovia Corporation common stock and varying levels of short-term cash equivalent investments. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Its primary investment objective is long-term capital appreciation.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Alliance Growth and Income Fund

This fund invests primarily in dividend-paying common stocks of large, well established, “blue-chip” companies. The fund also may invest in fixed-income and convertible securities and in issues of foreign companies.

Alliance Premier Growth Fund

This fund’s investment objective is long-term growth of capital by investing predominantly in equity securities of a limited number of large U.S. companies.

Alliance Technology Fund

This fund invests primarily in securities of companies that use technology extensively in the development of new or improved products or processes. The fund’s policy is to invest in any company and industry and in any type of security with potential for capital appreciation. The fund invests in well-known, established companies or in new or unseasoned companies. The fund may invest up to 25 percent of its total assets in foreign securities.

American Balanced Fund

This fund takes a balanced approach and is managed as if it constituted the complete investment program of the prudent investor. This fund invests primarily in common stocks and preferred stocks, bonds, convertible securities and cash. The fund may invest up to 10 percent of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500 Index.

American Century Equity Growth Fund

This fund seeks capital growth by investing in common stocks. Income is a secondary objective of the fund.

American Century International Growth Fund

This fund invests in equity securities of issuers in developed foreign countries.

American Century Small Cap Value Fund

Under normal market conditions, the fund will invest at least 65 percent of its assets in U.S. equity securities of smaller companies as measured by their market capitalization.

Ariel Appreciation Fund

This fund invests in companies with market capitalization primarily between $1 billion and $10 billion, with emphasis on mid-cap stocks. It identifies the common stock of undervalued companies with long-term growth potential. A stock will be held until it reaches its true value – usually 3 years to 5 years.

Credit Suisse Capital Appreciation Fund

This fund invests primarily in a broadly diversified portfolio of stocks and other equity securities of U.S. companies. The fund invests at least 80 percent of total assets in a broadly diversified portfolio of growth stocks. Also, the fund may invest up to 20 percent of total assets in foreign securities.

Credit Suisse Global Technology Fund (formerly, Credit Suisse Telecommunication Fund)

Under normal market conditions, this fund invests at least 25 percent of total assets in equity securities of telecommunications companies and at least 65 percent of assets in equity securities of technology companies (including the telecommunication companies). The fund will invest in at least three countries, including the U.S., and may invest in companies of all sizes.

Credit Suisse Small Cap Company Growth Fund

This fund invests in equity securities of small U.S. growth companies. The fund may also invest in emerging growth companies. Under normal market conditions, the fund invests at least 65 percent of total assets in equity securities of small U.S. companies. Once this minimum policy is met, the fund may invest in companies of any size.

Fidelity Advisor Mid Cap Fund

This fund normally invests at least 80 percent of assets in common stocks of companies with medium market capitalization (those with market capitalization similar to companies in the Russell MidCap Index or the S&P MidCap 400 Index). This fund also potentially invests in companies with smaller or larger markets capitalization. in domestic and foreign issuers, and in either ‘growth’ stocks or ‘value’ stocks or both.

Janus Balanced Fund

This fund invests 40 percent - 60 percent of its assets in securities selected primarily for their growth potential and 40 percent - 60 percent of its assets in securities selected primarily for their income potential. The fund will normally invest at least 25 percent of its assets in fixed-income senior securities. The fund may invest without limit in foreign equity and debt securities and less than 35 percent of its net assets in high-yield/high-risk bonds.

Janus Growth and Income Fund

This fund emphasizes investments in common stocks. Normally, it will invest up to 75 percent of its assets in equity securities selected primarily for their growth potential, and at least 25 percent of its assets in securities selected for their income potential.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Janus Mercury Fund

This fund invests primarily in common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Worldwide Fund

This fund invests primarily in common stocks of companies of any size throughout the world. The fund normally invests in issuers from at least five different countries, including the U.S. The fund may at times invest in fewer than five countries or even a single country.

MFS New Discovery Fund

This fund invests, under normal market conditions, at least 65 percent of its total assets in equity securities of emerging growth companies. While emerging growth companies may be of any size, the fund will generally focus on small-cap emerging growth companies that are early in their life cycle.

Oakmark Select Fund

This fund is non-diversified and invests primarily in common stocks of U.S. companies. The fund could own as few as 12 securities, but generally will have 15 securities to 20 securities in its portfolio.

PIMCO Total Return Fund

This fund seeks maximum total return, consistent with preservations of capital and prudent investment management. The fund seeks to achieve its investment objective by investing, under normal circumstances, at least 65 percent of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund normally varies within a 3 year to 6 year time frame based on PIMCO’s forecast for interest rates.

Prudential 20/20 Focus Fund

This fund invests at least 80 percent of total assets in up to 40 equity-related U.S. securities that have strong capital appreciation potential. The fund’s strategy is to combine the efforts of two portfolio managers, one with a “growth” style and the other with a “value” style. Each manager may select up to 20 securities to build the portfolio.

Prudential Equity Fund

This fund invests at least 80% of total assets in the common stock of major, established companies they believe are in sound financial condition and have potential for price appreciation greater than broadly-based stock indexes.

Prudential Value Fund

This fund invests primarily in common stocks and convertible securities. The fund also invests in fixed-income obligations and money market instruments, and may use derivatives.

Prudential Financial Services Fund

This fund invests at least 80 percent of its total assets in securities of companies in the financial services sector, such as banks, finance companies, insurance companies and securities/brokerage firms that are primarily engaged in providing financial services.

Prudential Guaranteed Interest Account

Provides stable, competitive interest rates based on current market conditions. As a stable value option, the GIA is well suited to individuals saving for retirement whose objectives include safety of principal.

Prudential Global Growth Fund

This fund invests primarily in equity-related securities of medium-size and large U.S. and foreign (non-U.S. based) companies.

Prudential Health Sciences Fund

This fund invests at least 80 percent of its total assets in securities of companies in the health sciences sector, such as pharmaceutical companies, biotechnology companies, medical device manufacturers, healthcare service providers and HMOs that derive a substantial portion of their sales from healthcare-related products or services.

Prudential High Yield Fund

This fund invests in a diversified portfolio of high-yield fixed-income securities rated Ba or lower by Moody’s Investor Service, or BB or lower by Standard & Poor’s Rating Group and securities either rated by another major rating service or unrated securities of comparable “junk bond” quality.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Prudential International Value Fund

This fund invests at least 65 percent of total assets in stocks of foreign companies in at least three different countries without limitation to the amount of assets that may be invested in any single country. Generally, the fund does not invest in U.S. securities.

Prudential Jennison Equity Opportunity Fund

This fund primarily invests in established U.S. companies, but has the ability to invest in foreign companies.

Prudential Jennison Growth Fund

This fund invests at least 65 percent of total assets in equity securities (common stock, securities convertible into common stock and preferred stock) of established companies with above-average growth prospects.

Prudential Small Company Fund

This fund invests primarily in a diversified portfolio of stocks in smaller, lesser known U.S. companies (with total capitalization typically less than $1.5 billion). The fund is diversified among many different industries and across a variety of small company stocks.

Prudential Stock Index Fund

This fund’s focus is long-term capital growth and current income and seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s Composite Stock Price Index (S&P 500 Index). The fund invests at least 80 percent of its total assets in securities included in the S&P 500 Index in the same proportions as those of the Index.

Prudential Total Return Bond Fund

This fund allocates assets primarily among investment grade debt securities. The fund may invest up to 50 percent of its total assets in non-investment grade securities having a rating of not lower than CCC. Also, the fund may invest up to 20 percent of its total assets in foreign securities and may hedge at least 75 percent of its exposure to foreign currency to reduce exchange rate risks.

Prudential Utility Fund

This fund primarily invests in equity-related and investment grade debt securities of utility companies. The fund may invest more than 5 percent in any one issuer.

Prudential U.S. Emerging Growth Fund

This fund invests at least 80 percent of the fund’s total assets in equity securities of small and medium-sized U.S. companies with the potential for above-average growth. The fund may frequently trade its portfolio securities.

Strong Government Securities Fund

This fund invests, under normal circumstances, at least 80 percent of its net assets in higher-quality bonds issued by the U.S. government or its agencies. The fund’s dollar-weighted average effective maturity will normally be between 5 years and 10 years. To a limited extent, the fund may also invest in dollar-denominated foreign securities.

Target Small Cap Value Fund

This fund invests in stocks of smaller companies with a market capitalization of under $1.5 billion.

Washington Mutual Investors Fund

This fund invests primarily in common stocks of larger, more established companies that meet the listing requirements of the New York Stock Exchange and have a strong record of earnings and dividends. The fund invests in stocks that meet strict standards that evolved from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. This fund may not invest in companies that derive their primary revenues from alcohol or tobacco.

DISCONTINUED INVESTMENT OPTIONS

As of December 31, 2003, funds no longer available as an investment option were the Evergreen Small Cap Fund, Strong Advisor Common Stock Fund and the Franklin Small-Mid Cap Growth Fund.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

MERGERS WITH FINANCIAL INSTITUTIONS

On December 31, 2003, the PSI 401(k) Plan merged into the Plan. The PSI 401(k) Plan had assets of $598 million. Additionally, in 2003, assets of the savings plans of United Savings Bank ESOP, Principal Securities 401(k) Profit Sharing Plan, C.M. Harris Holding Co. & Affiliates 401(k) Plan and C.M. Harris Holding Co. & Affiliates Employee Stock Ownership Plan were merged into the Plan. Their plan assets were approximately $11 million.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments in cash management accounts and participants’ loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations.

In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans”, the Stable Fund’s and the Prudential Guaranteed Interest Account’s holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the contract value of investment contracts, including any accrued interest approximates the fair value.

Interest and dividends earned on marketable investments are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value.

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. The following table presents the Plan’s investments.

The investment contracts held by the Stable Fund and the Prudential Guaranteed Interest Account have crediting interest rates ranging from 3.30 percent to 7.91 percent at December 31, 2003. The average yields for the investment contracts ranged from 3.30 percent to 7.91 percent for the year ended December 31, 2003.

In conjunction with the PSI 401(k) termination, the Wachovia Benefits Committee elected to redeem the Prudential Guaranteed Interest Account (“GIC”) in accordance with its policy terms. Accordingly, the GIC is carried at its fair value which approximates its contract value at December 31, 2003. Subsequent to year end, the GIC was settled for its contract value.

	December 31,
	2003	2002
INVESTMENTS
Mutual funds
Evergreen U.S. Government Fund	$208,135,637	245,043,383
Evergreen Small-Cap Fund	—	69,879,663
Evergreen Growth Fund	151,606,880	87,569,437
Evergreen Core Bond Fund	5,033,536	—
Evergreen Special Value Fund	112,853,692	—
American Europacific Growth Fund	155,483,367	95,554,417
Dodge and Cox Balanced Fund	436,029,626	308,765,115
Dodge and Cox Stock Fund	341,185,928	202,078,530
Montag and Caldwell Growth Fund	67,541,186	50,002,557
Strong Advisor Common Stock Fund	—	69,226,586
Franklin Small-Mid Cap Growth Fund	—	46,678,872
Hartford Midcap Fund	197,083,354	—
Prudential Small Company Value Fund	32,898,766	—
Prudential Equity Fund	38,210,830	—
Prudential High Yield Fund	16,834,048	—
Prudential Global Growth Fund	17,288,942	—
Prudential Utility Fund	17,884,456	—
Prudential Value Fund	11,445,637	—
Prudential Jennison Growth Fund	56,058,428	—
Prudential Stock Index Fund I	28,622,259	—
Prudential International Value Fund	12,493,504	—
Prudential 20/20 Focus	14,671,650	—
Prudential US Emerging Growth	8,370,374	—
Prudential Financial Services Fund	2,957,405	—
Prudential Health Sciences Fund	7,443,971	—
Prudential Jennison Equity Opportunity Fund	12,458,513	—

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2003	2002
Prudential Total Return Bond Fund	11,647,311	—
Alliance Premier Growth Fund	2,935,485	—
Alliance Technology Fund	6,705,060	—
Alliance Growth & Income Fund	9,336,920	—
American Balanced Fund	10,506,519	—
American Century Equity Growth	2,570,308	—
American Century International Growth	5,416,450	—
American Century Small Cap Value	9,254,465	—
Ariel Appreciation Fund	3,295,574	—
Janus Balanced	2,803,384	—
Janus Growth and Income	4,442,254	—
Janus Mercury	3,476,467	—
Janus Worldwide	4,318,777
Fidelity Advisor Mid Cap	9,514,217	—
MFS New Discovery	4,298,777	—
Oakmark Select	24,959,335	—
PIMCO Total Return Fund	5,563,473	—
Strong Government Securities	2,168,364	—
Target Small Cap Fund	5,351,766	—
Washington Mutual Investors	21,433,106	—
Credit Suisse Capital Appreciation	2,246,581	—
Credit Suisse Global Technology	2,169,009	—
Credit Suisse Small Company Growth	3,257,302	—

Total mutual funds	2,110,262,893	1,174,798,560

Stable Fund	818,240,276	805,776,681
Enhanced Stock Market Fund	723,677,303	578,313,615
Wachovia Stock Non-ESOP	18,516,457	—
Prudential Guaranteed Interest Account	144,303,603	—
Employee Stock Ownership Plan
Wachovia Corporation common stock	1,393,318,022	1,163,729,729
Cash and cash equivalents	69,744,550	55,034,295

Total marketable investments	5,278,063,104	3,777,652,880
Participants’ loans receivable	191,998,778	148,320,468

Total investments	$5,470,061,882	3,925,973,348

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The appreciation in value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31,
2003
Stable Fund	$30,741,245
Evergreen U.S. Government Fund	6,009,940
Evergreen Small-Cap Fund	8,980,914
Evergreen Growth Fund	37,267,448
Enhanced Stock Market Fund	161,005,441
Evergreen Core Bond Fund	53,637
Evergreen Special Value Fund	15,718,488
American Europacific Growth Fund	35,384,805
Dodge and Cox Balanced Fund	81,078,817
Dodge and Cox Stock Fund	75,562,517
Montag and Caldwell Growth Fund	9,814,288
Strong Advisor Common Stock Fund	20,123,681
Franklin Small-Mid Cap Growth Fund	13,567,965
Hartford Midcap Fund	16,008,717
Wachovia Stock Non-ESOP Fund	1,140,749
Wachovia Corporation Common Stock Fund - allocated	328,557,663
Wachovia Corporation Common Stock Fund - unallocated	18,297,301

Net appreciation	$859,313,616

NOTE 4: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated May 23, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. In 2002, the Plan was amended as required by the determination letter. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

NOTE 5: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Small-Cap Fund and the Evergreen Growth Fund are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund is also managed by Wachovia Bank, National Association, and it is principally comprised of shares of Wachovia Corporation common stock.

Wachovia Bank, National Association, a party in interest, serves as the trustee for the Plan. In 2003, the Companies paid administrative expenses on behalf of the Plan amounting to $2,576,478.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6: LOANS PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is as follows:

2004	$2,532,533
2005	2,764,211
2006	3,017,082
2007	3,293,087
2008	3,594,342
Thereafter	$29,625,671

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 2,251,442 unallocated shares of Wachovia Corporation common stock at December 31, 2003, and is guaranteed by the Companies. In 2003, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan in 2003 present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock, and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2003 and 2002, the loan payable was recorded at $44,826,926 and $47,147,199, respectively, and had an estimated fair value of $56,718,209 and $59,811,652.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statements of net assets available for benefits of Wachovia Savings Plan (the Plan), as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina June 14, 2004

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments
Marketable investments, at fair value
Mutual Funds	$2,110,262,893	1,174,798,560
Stable Fund	818,240,276	805,776,681
Enhanced Stock Market Fund	723,677,303	578,313,615
Wachovia Stock Non-ESOP	18,516,457	—
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,288,423,324	1,074,228,757
Unallocated	104,894,698	89,500,972
Cash and cash equivalents
Allocated	68,952,773	54,391,649
Unallocated	791,777	642,646
Marketable investments, at contract value
Prudential Guaranteed Interest Account	144,303,603	—

Total marketable investments	5,278,063,104	3,777,652,880
Participants’ loans receivable	191,998,778	148,320,468

Total investments	5,470,061,882	3,925,973,348

Employer contribution receivable	5,312,772	—

Total assets	$5,475,374,654	3,925,973,348

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated	44,826,926	47,147,199

Net assets available for benefits	$5,430,547,728	3,878,826,149

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
	Participant Directed	Employee Stock Ownership Plan- Unallocated	Total
ADDITIONS TO PLAN ASSETS
Investment income
Interest on loans	$8,226,921	—	8,226,921
Net appreciation in fair value of investments	841,016,315	18,297,301	859,313,616

Total investment gain, net	849,243,236	18,297,301	867,540,537
Employer contributions	175,868,215	3,662,756	179,530,971
Employee contributions	270,471,341	—	270,471,341
Net assets contributed through mergers	609,155,504	—	609,155,504
Transfers from other funds	404,952,982	8,514,450	413,467,432

Total additions to plan assets	2,309,691,278	30,474,507	2,340,165,785

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	370,879,847	—	370,879,847
Transfers to other funds	404,952,982	8,514,450	413,467,432
Interest expense	—	4,096,927	4,096,927

Total deductions from plan assets	775,832,829	12,611,377	788,444,206

Increase in net assets available for benefits	1,533,858,449	17,863,130	1,551,721,579
Net assets available for benefits
Beginning of year	3,835,829,730	42,996,419	3,878,826,149

End of year	$5,369,688,179	60,859,549	5,430,547,728

See accompanying notes to financial statements.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2003
Identity of Issue	Par Value or Number of Units	Fair Value
MUTUAL FUNDS
Evergreen U.S. Government Fund *	16,742,600	$208,135,637
Evergreen Growth Fund *	9,475,430	151,606,880
Evergreen Core Bond Fund *	385,954	5,033,536
Evergreen Special Value Fund *	4,674,967	112,853,692
American Europacific Growth Fund	5,148,456	155,483,367
Dodge and Cox Balanced Fund	5,969,737	436,029,626
Dodge and Cox Stock Fund	2,998,646	341,185,928
Montag and Caldwell Growth Fund	3,086,892	67,541,186
Hartford Midcap Fund	8,001,760	197,083,354
Prudential Small Company Value Fund	1,837,920	32,898,766
Prudential Equity Fund	2,698,505	38,210,830
Prudential High Yield Fund	2,897,427	16,834,048
Prudential Global Growth Fund	1,278,768	17,288,942
Prudential Utility Fund	1,971,825	17,884,456
Prudential Value Fund	729,486	11,445,637
Prudential Jennison Growth Fund	4,199,133	56,058,428
Prudential Stock Index Fund I	1,154,123	28,622,259
Prudential International Value Fund	705,051	12,493,504
Prudential 20/20 Focus	1,353,473	14,671,650
Prudential US Emerging Growth	572,529	8,370,374
Prudential Financial Services Fund	237,734	2,957,405
Prudential Health Sciences Fund	497,924	7,443,971
Prudential Jennison Equity Opportunity Fund	754,147	12,458,513
Prudential Total Return Bond Fund	904,294	11,647,311
Alliance Premier Growth Fund	169,583	2,935,485
Alliance Technology Fund	120,573	6,705,060
Alliance Growth & Income Fund	2,754,254	9,336,920
American Balanced Fund	607,664	10,506,519
American Century Equity Growth	131,138	2,570,308
American Century International Growth	682,173	5,416,450
American Century Small Cap Value	1,008,112	9,254,465
Ariel Appreciation Fund	76,110	3,295,574
Janus Balanced	140,591	2,803,384
Janus Growth and Income	153,658	4,442,254
Janus Mercury	178,280	3,476,467
Janus Worldwide	109,226	4,318,777
Fidelity Advisor Mid Cap	424,552	9,514,217
MFS New Discovery	274,332	4,298,777
Oakmark Select	815,132	24,959,335
PIMCO Total Return Fund	519,465	5,563,473
Strong Government Securities	199,298	2,168,364
Target Small Cap Fund	284,972	5,351,766
Washington Mutual Investors	744,722	21,433,106
Credit Suisse Capital Appreciation	146,739	2,246,581
Credit Suisse Global Technology	138,506	2,169,009
Credit Suisse Small Company Growth	175,690	3,257,302

Total mutual funds		2,110,262,893

Wachovia Stock Non-ESOP *	998,003	18,516,457

Prudential Guaranteed Interest Account	144,303,603	144,303,603

COLLECTIVE INVESTMENT FUNDS
Enhanced Stock Market Fund *	10,180,121	723,677,303

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund	19,876,057	19,876,057

MUTUAL FUNDS
SEI Stable Asset Fund	104,788,990	104,788,990

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2003
Identity of Issue	Par Value or Number of Units	Fair Value
COMMERCIAL PAPER
Check Point Charlie Inc. DCP, 1.14%, due 1/14/04	10,000,000	9,990,667
High Peak Funding LLC DCP, 1.14%, due 1/28/04	4,490,000	4,483,854
ZCM Matched Funding DCP, 1.14%, due 1/13/04	7,270,000	7,260,501

Total commercial paper		21,735,022

CORPORATE BONDS
NPF XII Incorporated, 9.33%, due 6/1/04	10,000,000	2,500,000

Total corporate bonds		2,500,000

INVESTMENT CONTRACTS
Allstate Life Insurance Company, Contract #GA6298, 7.37%, due 9/1/05	10,000,000	10,238,537
Allstate Life Insurance Company, Contract #GA6225, 7.25%, due 12/1/04	10,059,623	10,059,623
Canada Life Assurance Company, Contract #P46050, 7.17%, due 11/15/04	10,083,824	10,083,824
John Hancock Mutual Life Insurance Company, Contract #15079GAC, 7.25%, due 11/10/05	5,000,000	5,050,107
John Hancock Mutual Life Insurance Company, Contract #15026GAC, 7.3%, due 9/1/05	10,000,000	10,236,324
John Hancock Mutual Life Insurance Company, Contract #14478GAC, 7.62%, due 9/7/04	10,234,072	10,234,072
Metropolitan Life Insurance Company, Contract #0025204, 7.34%, due 1/1/2099	25,776,053	25,776,053
Metropolitan Life Insurance Company, Contract #GAC28563, 6.02%, due 3/16/07	5,543,242	5,543,242
Monumental Life Insurance Company, Contract #SV04249Q, 5.59%, due 5/15/07	10,919,048	10,919,048
New York Life Insurance Company, Contract #GA31326-001, 5.16%, due 8/27/04	20,358,098	20,358,098
Pacific Life Insurance Company, Contract #G2618802, 6.27%, due 6/30/06	11,634,383	11,634,383
Principal Life Insurance Company, Contract #4-40344-3, 7.25%, due 11/10/05	5,000,000	5,049,980
Principal Life Insurance Company, Contract #4-40344-4, 6%, due 3/16/07	5,540,723	5,540,723
Principal Life Insurance Company, Contract #4-40344-2, 7.91%, due 2/10/05	10,701,348	10,701,348
Travelers Insurance Company, Contract #GR17617, 8.00%, due 8/25/05	10,000,000	10,275,732
Travelers Insurance Company, Contract #GR18225, 5.75%, due 9/15/06	11,050,249	11,050,249
Travelers Insurance Company, Contract #GR17599, 7.84%, due 5/5/05	10,000,000	10,510,992

Total investment contracts		183,262,335

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
CDC-Ixis, Contract #1843-01, 4.96%, open-ended maturity	94,124,465
Collective investment fund
Dwight Core Intermediate Fund	92,405,814	92,405,814

Total Collective Investment fund	92,405,814	92,405,814
Wrap Agreement		1,718,651

Total CDC		94,124,465

AIG Financial Products, Contract #443423, 3.34%, open-ended maturity	97,044,779
Bank of America, Contract #02-135, 3.30%, open-ended maturity	97,030,653
State Street Bank & Trust Company, Contract #102-078, 3.50%, open-ended maturity	97,053,468
UBS Warburg, Contract #3103, 3.50%, open-ended maturity	97,052,543
Collective investment funds
Dwight Core Target 2 Fund and Dwight Target 5 Fund	356,983,639	356,983,639

Total Collective Investment funds	356,983,639	356,983,639
Global Wrap Agreement		31,197,804

Total AIG, Bank of America, State Street and UBS Warburg contracts		388,181,443

Total synthetic guaranteed investment contracts		482,305,908

Accrued receivable on assets of the stable fund		3,771,964

Total stable fund		818,240,276

EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	27,654,504	1,288,423,324
Unallocated (a)	2,251,442	104,894,698
Valiant General Fund - Cash Management Account
Allocated	68,952,773	68,952,773
Unallocated (b)	791,777	791,777

Total Employee Stock Ownership Plan		1,463,062,572

Participants’ loans receivable, various maturities, rates from 4.00% to 11.50% *		191,998,778

Total investments		$5,470,061,882

*	Party-in-Interest.
(a)	Cost of plan assets for this nonparticipant-directed investment is $33,212,748.
(b)	Cost of plan assets for this nonparticipant-directed plan is $791,777.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

June 14, 2004

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered	Filed herewith
Public Accounting Firm